Exhibit 99.1

Kazia Therapeutics Limited Appendix 4D Half-year report
1. Company details

Name of entity:	Kazia Therapeutics Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2022
Previous period:	For the half-year ended 31 December 2021

2. Results for announcement to the market

				$
Loss from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	up	2.9%	to	(13,586,027)

Loss for the half-year attributable to the owners of Kazia Therapeutics Limited	up	2.9%	to	(13,586,027)
Dividends
There were no dividends paid, recommended or declared during the current financial period.
Comments
The loss for the consolidated entity after providing for income tax amounted to $13,586,027 (31 December 2021 restated: $13,201,848).
The Company has no operating revenue. Operating expenses for the half year ended 31 December 2022 amounted to $4,276,514 (31 December 2021 restated: $2,482,582).
The loss for the half year ended 31 December 2022 includes Research and Development spending of $9,359,972 compared with $10,988,075 for the half year ended 31 December 2021 restated.
The consolidated entity’s current assets at 31 December 2022 were $5,916,208 (June 2022 restated: $7,608,240), with current liabilities of $5,582,379 (June 2022 restated: $4,685,156).

3. Net tangible assets

	Reporting period Cents	Previous period Cents Restated*
Net tangible assets per ordinary security	(4.05)	(0.62)

4. Control gained over entities
Not applicable.

5. Loss of control over entities
Not applicable.

Kazia Therapeutics Limited Appendix 4D Half-year report

6. Dividends
Current period
There were no dividends paid, recommended or declared during the current financial period.
Previous period
There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans
Not applicable.

8. Details of associates and joint venture entities
Not applicable.

9. Foreign entities
Details of origin of accounting standards used in compiling the report:
Not applicable.

10. Audit qualification or review
Details of audit/review dispute or qualification (if any):
The financial statements were subject to a review by the auditors and the review report is attached as part of the Half Yearly Report.

11. Attachments
Details of attachments (if any):
The Half Yearly Report of Kazia Therapeutics Limited for the
half-year
ended 31 December 2022 is attached.

12. Signed

Signed	/s/ Iain Ross	Date: 28 February 2023

Kazia Therapeutics Limited
ABN 37 063 259 754
Half Yearly Report - 31 December 2022

Kazia Therapeutics Limited Directors’ report 31 December 2022

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year
ended 31 December 2022.
Directors
The following persons were directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:
Iain Ross
Bryce Carmine
Steven Coffey
James Garner
Principal activities
During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.
Review of operations
The loss for the consolidated entity after providing for income tax amounted to $13,586,027 (31 December 2021 restated: $13,201,848).
The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2022.
Cash resources
At 31 December 2022, the consolidated entity had total funds of $4,390,523 comprising cash in hand and at bank.
Research and development report
The lead R&D program for the consolidated entity is paxalisib (formerly known as GDC-0084), a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech, Inc. in October 2016. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human data.
Paxalisib is protected by granted or pending composition-of-matter patents in all commercially relevant territories. Loss of exclusivity varies between territories, but is no earlier than 2030 in any territory. Paxalisib was granted Orphan Drug Designation (ODD) for glioblastoma by the US FDA in February 2018, and for the broader indication of glioma in August 2020. Paxalisib was granted Rare Pediatric Disease Designation (RPDD) for certain forms of childhood brain cancer by the US FDA in August 2020, and was also granted Fast Track Designation for glioblastoma in August 2020. In addition, paxalisib was granted ODD by the US FDA for the treatment of atypical rhabdoid/teratoid tumours (AT/RT), a rare pediatric brain cancer, in June 2022 and RPDD in July 2022. Paxalisib was also granted Fast Track Designation for glioblastoma in August 2020. Collectively, these special designations provide paxalisib with enhanced access to the FDA, a waiver of PDUFA fees, a period of data exclusivity and, in the specific cases of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be approved in either of these indications.
Paxalisib has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma (NCT01547546), which showed the drug to be generally safe and well-tolerated, and which provided pharmacodynamic proof of concept and signals of potential clinical activity. This study was published in
Clinical Cancer Research
, and a companion paper detailing a post hoc analysis of imaging data from the study has been published in the same journal.
Kazia has completed a phase II clinical trial of paxalisib in newly diagnosed glioblastoma patients with unmethylated MGMT promotor status (NCT03522298), which is expected to be the primarily target population at commercial launch. This study has confirmed the safety profile and pharmacokinetic parameters of the drug in this specific population, and has provided convincing signals of clinical efficacy. Final data from the completed phase ll study of paxalisib was presented at several neuro-oncology and medical oncology conferences. The key findings included a median overall survival of 15.7 months, which compares favorably to the figure of 12.7 months that has been reported for temolozolomide, the existing standard of care.

Kazia Therapeutics Limited Directors’ report 31 December 2022

In October 2020, the company executed a definitive agreement with the Global Coalition for Adaptive Research (GCAR) to introduce paxalisib into the ongoing adaptive platform study, GBM AGILE (NCT03970447). This study is designed to provide substantial evidence for approval of new drugs in glioblastoma, and is intended to serve as the pivotal study for paxalisib in US, EU, and other markets. The first patient recruited by a site opened to the paxalisib arm occurred on 7 January 2021. In November 2021, the study opened to recruitment in Canada. Expansion to several countries in Europe was completed during CY2022. Final data from the GBM AGILE study is anticipated during 2H CY2023.
On 1 August 2022, the company announced that it had been informed by GCAR that the paxalisib arm had not graduated to the second stage of the GBM AGILE study, and that recruitment had therefore completed with approximately 150 patients enrolled to the first stage. Those patients remain ongoing, with final data anticipated in 2H CY2023. The interim ‘graduation’ analysis may have been affected by the rapid and back-loaded recruitment profile of the study, and does not preclude a positive outcome in the final data.
Seven investigator-initiated studies continued to progress during the period: a phase I study with paxalisib in diffuse intrinsic pontine glioma (DIPG) at St Jude Children’s Research Hospital in Memphis, TN (NCT03696355), a phase ll study in DIPG and other diffuse midline pediatric gliomas run by the Pacific Pediatric Neuro-Oncology Consortium (PNOC) (NCT05009992) (see description below), a phase II study with paxalisib in HER2+ breast cancer brain metastases at
Dana-Farber
Cancer Institute in Boston, MA (NCT03765983), a phase II multi-drug, genomically-guided study in brain metastases run by the Alliance for Clinical Trials in Oncology (NCT03994796), a phase I study with paxalisib in combination with radiotherapy for brain metastases at Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981), a phase II study with paxalisib in primary CNS lymphoma at Dana-Farber Cancer Institute in Boston, MA(NCT04906096), and a phase ll study in glioblastoma with ketogenesis run by Weill Cornell Medicine (NCT05183204).

Kazia Therapeutics Limited Directors’ report 31 December 2022

The investigator-initiated PNOC study is a phase II multi-arm study, which includes several combinations of paxalisib with ONC201 (Chimerix, Inc), in paediatric patients with diffuse midline gliomas, including DIPG (NCT05009992). This study is run by the Pacific Pediatric Neuro-Oncology Consortium (PNOC), based at the University of California, San Francisco. In October 2022, the Company announced the expansion of the PNOC022 study to Australia and additional sites in Israel, the Netherlands, and Switzerland. The study is currently open to recruitment at 22 sites globally.
In August 2022, the Company announced the presentation of promising new data from an ongoing phase l study of paxalisib in combination with radiotherapy for the treatment of brain metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Interim data from the first stage of the study was presented during an oral presentation at an international neuro-oncology conference on CNS clinical trials and brain metastases. The data reported in the initial exploratory stage that of the 9 patients evaluated for efficacy, all 9 patients exhibited complete or partial response, according to RANO-BM criteria, with breast cancer representing the most common primary tumour. Recruitment to the expansion stage has commenced, with the objective of recruiting an additional 12 patients.
In the context of a previously declared strategy to explore the use of paxalisib in cancers outside the central nervous system, the Company has entered into a number of research collaborations with leading cancer centers. In October 2022, such a collaboration at the Huntsman Cancer Center at the University of Utah presented preclinical data for paxalisib in melanoma at a conference for melanoma research in Edinburgh, Scotland. The data, summarized in a poster presentation, demonstrated potent single agent activity for paxalisib, as well as synergy with BRAF and MEK inhibitors, which are standard of care therapies in this disease.
In December 2022, the Company announced the existence of a research collaboration with the Queensland Institute of Medical Research, to explore the use of paxalisib as an immodulator in the treatment of solid tumours. This work potentially identifies a novel mechanism of action for the drug, and consequently has been patented to secure novel intellectual property. Potentially, the project may support use of the drug in combination with immuno-oncology therapies.
The company’s second R&D program is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3), which was licensed from Evotec SE in April 2021. The development candidate exhibits a very high degree of selectivity for VEGFR3 over other protein kinases, and this is expected to be associated with a favourable toxicity profile in the clinic and, potentially, a lesser propensity for secondary resistance.
In November 2021, the company commenced recruitment to a phase I multiple-ascending dose study of EVT801 in patients with advanced cancer (NCT05114668). This study is designed to provide information on the safety, tolerability, and pharmacokinetics of EVT801 in humans, and to establish the maximum tolerated dose for future studies. The study also includes a rich suite of translational biomarkers which will provide detailed information about the pharmacological activity of the drug. The study is ongoing at two sites in France, with initial data anticipated in CY2023.
In December 2022, scientists working for and with Evotec SE, the Company’s licensing partner for EVT801, published a summary of their preclinical research on the drug in the cancer journal, Cancer Research Communications. The paper outlines the substantial body of evidence supporting the activity of EVT801 as an anti-cancer therapy, and includes comparative data against several approved therapies with similar mechanisms of action. The paper also presents combination data with several immuno-oncology agents showing evidence of synergy.
Significant changes in the state of affairs
There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.
Matters subsequent to the end of the financial half-year
On 3 January 2023 a deposit of US$428,096 was received from Labcorp Early Development Laboratories Inc. representing the refund due on the completion of the Paxalisib Phase II trial.
On 16 January 2023 Kazia announced a placement to professional and sophisticated investors and the launch of an associated Share Purchase Plan for eligible shareholders. The placement of A$4,500,000, comprised of an unconditional placement of A$2,792,572 at $0.11 per share; and a conditional placement of A$1,707,428 at $0.11 per share, and was approved by shareholders at the Extraordinary General Meeting on 24 February 2023. Each placement was made to professional and sophisticated investors. The Placement was not underwritten. In addition, eligible shareholders were offered the opportunity to acquire up to A$30,000 of new shares through a Share Purchase Plan (SPP). All new shares issued under the Placement and the SPP ranked equally with the existing ordinary shares. Funding will be used to drive Kazia’s clinical program toward several critical inflection points through CY2023, including the final data read out on the paxalisib GBM AGILE study and for general working capital purposes. Funds raised by the SPP totalled A$2,606,000.

Kazia Therapeutics Limited Directors’ report 31 December 2022

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.
Auditor’s independence declaration
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.
This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.
On behalf of the Directors

/s/ Iain Ross
Iain Ross
Chairman

28 February 2023
Sydney

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia
DECLARATION OF INDEPENDENCE BY GARETH FEW TO THE DIRECTORS OF KAZIA THERAPEUTICS LIMITED
As lead auditor for the review of Kazia Therapeutics Limited for the half-year ended 31 December 2022, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

2.	No contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Kazia Therapeutics Limited and the entities it controlled during the period.
/s/ Gareth Few
Gareth Few
Director
BDO Audit Pty Ltd
28 February 2023
BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited Contents 31 December 2022

General information
The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.
The financial statements were authorised for issue, in accordance with a resolution of directors, on 28 February 2023.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2022

		Consolidated
	Note	December 2022	December 2021 Restated *
		$	$
Revenue and other income
Other income	5	—	24,956
Finance Income		139	1,989

Expenses
Research and development expense		(9,359,972)	(10,988,075)
General and administrative expense		(4,276,514)	(2,482,582)
Loss on revaluation of contingent consideration		(85,226)	(74,110)

Loss before income tax benefit		(13,721,573)	(13,517,822)

Income tax benefit		135,546	315,974

Loss after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(13,586,027)	(13,201,848)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		86,494	6,946

Other comprehensive income for the half-year, net of tax		86,494	6,946

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(13,499,533)	(13,194,902)

* The comparative information has been restated as a result of the prior period error discussed in note 3.

		Cents	Cents
Basic earnings per share	20	(9.327)	(10.000)
Diluted earnings per share	20	(9.327)	(10.000)
The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2022

		Consolidated
	Note	December 2022	June 2022 Restated *
		$	$
Assets

Current assets
Cash and cash equivalents	7	4,390,523	7,361,112
Trade and other receivables	8	741,128	90,975
Other assets	9	784,557	156,153

Total current assets		5,916,208	7,608,240

Non-current assets
Intangibles	10	18,204,147	19,138,858
Trade and other receivables	11	3,715,248	7,300,870

Total non-current assets		21,919,395	26,439,728

Total assets		27,835,603	34,047,968

Liabilities

Current liabilities
Trade and other payables	12	3,148,768	3,760,120
Borrowings	13	552,315	—
Employee benefits		442,835	166,196
Contingent consideration	14	1,438,461	758,840

Total current liabilities		5,582,379	4,685,156

Non-current liabilities
Deferred tax	15	2,424,815	2,560,361
Employee benefits		126,907	318,983
Contingent consideration	16	8,118,317	8,208,945

Total non-current liabilities		10,670,039	11,088,289

Total liabilities		16,252,418	15,773,445

Net assets		11,583,185	18,274,523

Equity
Contributed equity	17	90,343,718	84,480,249
Reserves		3,439,399	2,411,665
Accumulated losses		(82,199,932)	(68,617,391)

Total equity		11,583,185	18,274,523

*	The comparative information has been restated as a result of the prior period error discussed in note 3.
The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2022

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2021	80,290,062	464,000	1,753,886	(453,320)	(44,203,909)	37,850,719

Adjustment for correction of error (note 3)	—	—	—	—	2,476	2,476

Balance at 1 July 2021 - restated	80,290,062	464,000	1,753,886	(453,320)	(44,201,433)	37,853,195

Loss after income tax benefit for the half-year	—	—	—	—	(13,201,848)	(13,201,848)
Other comprehensive income for the half-year, net of tax	—	—	—	6,946	—	6,946

Total comprehensive income for the half-year	—	—	—	6,946	(13,201,848)	(13,194,902)

Transactions with owners in their capacity as owners:
Immaterial reclassification	—	—	—	(433,333)	433,333	—
Exercise of options	16,700	—	(5,622)	—	5,622	16,700
Employee share-based payment options - expired	—	—	(159,142)	—	159,142	—
Employee share-based payment options	—	—	640,906	—	—	640,906

Balance at 31 December 2021	80,306,762	464,000	2,230,028	(879,707)	(56,805,184)	25,315,899

The comparative information has been restated as a result of prior period error as discussed in note 3.
The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2022

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2022	84,480,249	—	3,263,703	(852,038)	(68,253,627)	18,638,287

Adjustment for correction of error (note 3)	—	—	—	—	(363,764)	(363,764)

Balance at 1 July 2022 - restated	84,480,249	—	3,263,703	(852,038)	(68,617,391)	18,274,523

Loss after income tax benefit for the half-year	—	—	—	—	(13,586,027)	(13,586,027)
Other comprehensive income for the half-year, net of tax	—	—	—	86,494	—	86,494

Total comprehensive income for the half-year	—	—	—	86,494	(13,586,027)	(13,499,533)

Issue of shares	6,263,986	—	—	—	—	6,263,986
Share issue costs	—	(400,517)	—	—	—	(400,517)

Transactions with owners in their capacity as owners:
Employee share-based payment options - expired	—	—	(3,486)	—	3,486	—
Employee share-based payment options	—	—	944,726	—	—	944,726

Balance at 31 December 2022	90,744,235	(400,517)	4,204,943	(765,544)	(82,199,932)	11,583,185

The comparative information has been restated as a result of prior period error as discussed in note 3.
The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2022

		Consolidated
	Note	December 2022	December 2021
		$	$
Cash flows from operating activities
Payments to suppliers (inclusive of GST)		(8,806,148)	(11,391,410)

Net cash used in operating activities	21	(8,806,148)	(11,391,410)

Cash flows from investing activities
Payment of milestone relating to contingent consideration	16	—	(1,582,278)

Net cash used in investing activities		—	(1,582,278)

Cash flows from financing activities
Proceeds from issue of shares (net of costs)	17	5,850,869	16,700

Net cash from financing activities		5,850,869	16,700

Net decrease in cash and cash equivalents		(2,955,279)	(12,956,988)
Cash and cash equivalents at the beginning of the financial half-year		7,361,112	27,586,760
Effects of exchange rate changes on cash and cash equivalents		(15,310)	559,185

Cash and cash equivalents at the end of the financial half-year	7	4,390,523	15,188,957

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 1. Significant accounting policies
These general purpose financial statements for the interim
half-year
reporting period ended 31 December 2022 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.
These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.
New or amended Accounting Standards and Interpretations adopted
The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022 Note 1. Significant accounting policies (continued)

Going concern
During the half year ended 31 December 2022 the consolidated entity experienced net cash outflows from operating activities of $8,806,148 (December 2021: $11,391,410) and incurred a loss after tax of $13,586,027 (December 2021 restated: $13,201,848).
As at 31 December 2022 the consolidated entity had cash in hand and at bank of $4,390,523.
The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.
The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company.
An ‘at-the-market’ equity program (ATM) with Oppenheimer & Co. Inc. (Oppenheimer), as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer up to US$35 million of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing ten ordinary shares. Kazia entered into an Equity Distribution Agreement, dated 22 April 2022 (the Sales Agreement), with Oppenheimer, who acts as sales agent. As at 31 December 2022 net proceeds of A$9,560,357 have been raised.
On 3 January 2023 a deposit of US$428,096 was received from Labcorp Early Development Laboratories Inc. representing the refund due on the completion of the Paxalisib Phase II trial.
On 1
6 January 2023 Kazia announced a placement to professional and sophisticated investors and the launch of an associated Share Purchase Plan for eligible shareholders. The placement of A$4,500,000, comprised of an unconditional placement of A$2,792,572 at $0.11 per share; and a conditional placement of A$1,707,428 at $0.11 per share, and was approved by shareholders at the Extraordinary General Meeting on 24 February 2023. Each placement was made to professional and sophisticated investors. The Placement was not underwritten. In addition, eligible shareholders were offered the opportunity to acquire up to A$30,000 of new shares through a Share Purchase Plan (SPP). All new shares issued under the Placement and the SPP ranked equally with the existing ordinary shares. Funding will be used to drive Kazia’s clinical program toward several critical inflection points through CY2023, including the final data read out on the paxalisib GBM AGILE study and for general working capital purposes.
Accordingly the directors have prepared the financial statements on a going concern basis. While the Company’s current cash balance is not sufficient to fund the operations for a period of 12 months from the date of this report, the directors have prepared the financial statements on a going concern basis as they are confident of the Company’s ability to raise additional funding, via licensing and partnering activities, obtaining of grant funding or raising additional capital from investors. Should the above assumptions not prove to be appropriate, there is material uncertainty related to events or conditions that may cast significant doubt whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.
Note 2. Critical accounting judgements, estimates and assumptions
When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.
The judgments, estimates and assumptions applied in the
half-year
financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2022.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 3. Restatement of comparatives
Correction of error
During the December 2022 review, the calculation of the EVT-801 asset and its contingent consideration was found to contain errors as discounting for the time value of money was not taken into account on initial recognition.
The contractual payments in relation to the milestones gave rise to a financial liability at acquisition. The cost of the intangible asset should comprise the initial payment plus an amount reflecting the fair value of the other contingent payments determined using a probability–weighted estimation. These values should be discounted to reflect the time value of money at the time of acquisition in April 2021. Management have utilised an Incremental Borrowing Rate of 6% to discount the future cash flows. The Incremental Borrowing Rate reflects the assumed credit rating of the Company.
The error resulted in a material overstatement of the EVT-801 asset and a corresponding overstatement of the liability at acquisition. The impact of this error is noted below with the restated balances disclosed in note 10,14 and 16:

	30 June 2022	Increase/ (decrease)	30 June 2022 Restated
Intangibles - licensing agreement EVT-801	10,857,763	(1,044,401)	9,813,362
Less Accumulated amortisation	(1,049,555)	133,641	(915,914)
	9,808,208	(910,760)	8,897,448

Current contingent consideration EVT-801	(758,840)	—	(758,840)
Non-Current contingent consideration EVT-801	(7,588,405)	546,996	(7,041,409)
	(8,347,245)	546,996	(7,800,249)

Net Assets	18,638,287	(363,764)	18,274,523
Accumulated losses	(68,253,627)	(363,764)	(68,617,391)
Total equity	18,638,287	(363,764)	18,274,523

Consolidated statement of profit and loss	31 December 2021	(Increase)/ Decrease	31 December 2021 Restated
Research and development expense (Amortisation)	(11,029,851)	41,776	(10,988,075)
General and administrative expense (interest and foreign exchange impact)	(2,261,366)	(221,216)	(2,482,582)
Loss before tax	(13,338,382)	(179,440)	(13,517,822)
Income tax benefit	315,974	—	315,974
Loss after tax	(13,022,408)	(179,440)	(13,201,848)

Impact on basic and diluted earnings per share increase/(decrease) in earning per share	Cents	Cents	Cents
Basic loss for the year attributable to equity holders	(9.864)	(0.136)	(10.000)
Diluted loss for the year attributable to equity holders	(9.864)	(0.136)	(10.000)

Note 4. Operating segments
Identification of reportable operating segments
The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.
The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 5. Other income

	Consolidated
	December 2022	December 2021
	$	$
Government grants	—	10,000
Bad debt recovery	—	14,956

Other income	—	24,956

Note 6. Expenses

	Consolidated
	December 2022 $	December 2021 Restated * $
Loss before income tax includes the following specific expenses:

Amortisation
Paxalisib licensing agreement	542,177	542,177
EVT-801 licensing agreement	392,534	392,534

Total amortisation	934,711	934,711

Interest expense
Contingent consideration	221,637	207,068

Superannuation expense
Defined contribution superannuation expense	63,734	93,960

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,778,503	1,349,523

Note 7. Cash and cash equivalents

	Consolidated
	December 2022	June 2022
	$	$
Cash at bank and on hand	4,390,523	7,361,112

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 8. Trade and other receivables

	Consolidated
	December 2022	June 2022
	$	$
GST refundable	69,093	51,353
Paxalisib Phase II clinical trial refund	631,876	—

	700,969	51,353

Deposit paid	40,159	39,622

	741,128	90,975

The Paxalisib Phase II clinical trial refund is the amount owing (US$428,096) from Labcorp Early Development Laboratories Inc. after their final reconciliation of trial costs. Funds were received on 3 January 2023.
Note 9. Other assets

	Consolidated
	December 2022	June 2022
	$	$
Prepayments	784,557	156,153

Note 10. Intangibles

	Consolidated
	December 2022	June 2022 Restated *
	$	$
Paxalisib Licensing agreement - at acquired fair value	16,407,788	16,407,788
Less: Accumulated amortisation	(6,708,555)	(6,166,378)

	9,699,233	10,241,410

EVT-801 Licensing agreement - at cost	9,813,362	9,813,362
Less: Accumulated amortisation	(1,308,448)	(915,914)

	8,504,914	8,897,448

	18,204,147	19,138,858

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	EVT801 licensing agreement Restated*	Paxalisib licensing agreement	Total
Consolidated	$	$	$
Balance at 1 July 2022	8,897,448	10,241,410	19,138,858
Amortisation expense	(392,534)	(542,177)	(934,711)

Balance at 31 December 2022	8,504,914	9,699,233	18,204,147

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 11. Trade and other receivables - non-current

	Consolidated
	December	June
	2022	2022
	$	$
GBM Agile deposit	3,672,325	7,257,947
Corporate credit card deposit	42,923	42,923

	3,715,248	7,300,870

Note 12. Trade and other payables

	Consolidated
	December	June
	2022	2022
	$	$
Trade payables	2,306,921	1,524,174
Accrued and other payables	841,847	2,235,946

	3,148,768	3,760,120

Note 13. Borrowings

	Consolidated
	December	June
	2022	2022
	$	$
Insurance premium funding	552,315	—

Note 14. Contingent consideration

	Consolidated
	December	June 2022
	2022	Restated *
	$	$
Contingent consideration - Paxalisib	652,174	—
Contingent consideration – EVT801	786,287	758,840

	1,438,461	758,840

See also Note 16 setting out non-current contingent consideration.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 15. Deferred tax

	Consolidated
	December	June 2022
	2022	Restated *
	$	$
Deferred tax liability	2,424,815	2,560,361

Amount expected to be settled after more than 12 months	2,424,815	2,560,361

Movements:
Opening balance	2,560,361	2,928,441
Credited to profit or loss	(135,546)	(368,080)

Closing balance	2,424,815	2,560,361

Note 16. Contingent consideration - non-current

	Consolidated
	December	June 2022
	2022	Restated *
	$	$
Contingent consideration - Paxalisib	600,588	1,167,536
Contingent consideration - EVT801	7,517,729	7,041,409

	8,118,317	8,208,945

A portion of the discount applied to anticipated future payments has unwound, with the resultant increase in contingent consideration being recognised in profit and loss.

	Consolidated
	December	June 2022
	2022	Restated *
	$	$
Reconciliation of the balance at the beginning and end of the reporting period is set out below:
Contingent consideration at start of period (current and non-current)	8,967,785	11,094,441
Payment of EVT801 milestone	—	(2,364,732)
Interest	221,637	414,662
Foreign currency loss	282,130	(328,873)
Loss on revaluation of contingent consideration	85,226	152,287

	9,556,778	8,967,785

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022 Note 16. Contingent consideration - non-current (continued)

Contingent consideration - paxalisib
During the 2017 financial year, the consolidated entity acquired 100% of the issued shares in Glioblast Pty Ltd, a privately held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084, now known as paxalisib.
The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Kazia shares, and the third and fourth milestone payments are to be settled with either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.
The Genentech agreement comprises of one milestone payment payable on the first commercial licensed product sale, in the amount of $1,394,000.
Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 15% (previously 35%) per annum. The discount rate was considered at 30 June 2021 and it was determined that the risk of the asset, and therefore of the milestones being met, has been considerably decreased as a result of paxalisib entering the pivotal GBM Agile trial, which is progressing well, and the license transaction with Simcere Pharmaceutical Group, which provides an external validation of paxalisib. Accordingly, the discount rate applied to future expected cash flows has been revised downwards.
Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.
Contingent consideration - EVT801
The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being booked as a current or non-current liability at period end, according to the estimated payment date. The milestone payments that have a probability of 100% are discounted to present value, using a discount rate of 6% per annum. The discount rate was considered based on the incremental borrowing rate at the time of acquisition. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($472,558,578).
Note 17. Contributed equity

		Consolidated
	December	June 2022	December	June 2022
	2022	Restated *	2022	Restated *
	Shares	Shares	$	$
Ordinary shares - fully paid	163,408,976	138,755,376	90,343,718	84,480,249

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022 Note 17. Contributed equity (continued)

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2022	138,755,376		84,480,249
ATM issue of shares No. 8	7 July 2022	573,370	$0.7102	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.3316	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.2723	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.2465	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.2413	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.2469	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.2211	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.2187	6,200
Scientific Advisory Board issue	14 September 2022	60,000	$0.2100	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.1789	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.1865	2,293,288
Less: share issue transaction costs		—	$0.0000	(400,517)

Balance	31 December 2022	163,408,976		90,343,718

Share buy-back
There is no current on-market share buy-back.
Note 18. Dividends
There were no dividends paid, recommended or declared during the current or previous financial half-year.
Note 19. Events after the reporting period
On 3 January 2023 a deposit of US$428,096 was received from Labcorp Early Development Laboratories Inc. representing the refund due on the completion of the Paxalisib Phase II trial.
On 16 January 2023 Kazia announced a placement to professional and sophisticated investors and the launch of an associated Share Purchase Plan for eligible shareholders. The placement of A$4,500,000, comprised of an unconditional placement of A$2,792,572 at $0.11 per share; and a conditional placement of A$1,707,428 at $0.11 per share, and was approved by shareholders at the Extraordinary General Meeting on 24 February 2023. Each placement was made to professional and sophisticated investors. The Placement was not underwritten. In addition, eligible shareholders were offered the opportunity to acquire up to A$30,000 of new shares through a Share Purchase Plan (SPP). All new shares issued under the Placement and the SPP ranked equally with the existing ordinary shares. Funding will be used to drive Kazia’s clinical program toward several critical inflection points through CY2023, including the final data read out on the paxalisib GBM AGILE study and for general working capital purposes. Funds raised by the SPP totalled A$2,606,000.
No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2022

Note 20. Earnings per share

	Consolidated December 2022	Consolidated December 2021 Restated*
	$	$
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(13,586,027)	(13,201,848)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	145,661,097	132,014,383

Weighted average number of ordinary shares used in calculating diluted earnings per share	145,661,097	132,014,383

	Cents	Cents
Basic earnings per share	(9.327)	(10.000)
Diluted earnings per share	(9.327)	(10.000)
8,640,000 unlisted options have been excluded from the above calculations as they were anti-dilutive.
Note 21. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	December 2022 $	December 2021 Restated* $
Loss after income tax benefit for the half-year	(13,586,027)	(13,201,848)

Adjustments for:
Depreciation and amortisation	934,741	934,711
Share—based payments	944,726	640,906
Foreign exchange differences	145,529	(40,536)
Loss on contingent consideration	85,227	74,110
Contingent consideration interest	221,637	207,068

Change in operating assets and liabilities: Increase in trade and other receivables	(650,153)	(1,643,986)
(Increase)/decrease in prepayments	(628,404)	275,634
Decrease in GBM Agile deposit	3,836,630	—
Increase in insurance premium funding	552,315	—
(Decrease)/increase in trade and other payables	(611,352)	1,608,366
Decrease in deferred tax liabilities	(135,546)	(315,974)
Increase in employee benefits	84,529	70,139

Net cash used in operating activities	(8,806,148)	(11,391,410)

Kazia Therapeutics Limited Directors’ declaration 31 December 2022

In the directors’ opinion:

•
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•
the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the financial half-year
ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.
On behalf of the directors

/s/ Iain Ross
Iain Ross
Chairman
28 February 2023
Sydney

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia
INDEPENDENT AUDITOR’S REVIEW REPORT
To the directors of Kazia Therapeutics Limited
Report on the Half-Year Financial Report
Conclusion
We have reviewed the half-year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2022, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, a summary of significant accounting policies and other explanatory information, and the directors’ declaration.
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of the Group does not comply with the
Corporations Act 2001
including:

(i)	Giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its financial performance for the half-year ended on that date; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.
Basis for conclusion
We conducted our review in accordance with ASRE 2410
Review of a Financial Report Performed by the Independent Auditor of the Entity
. Our responsibilities are further described in the
Auditor’s
Responsibilities for the Review of the Financial Report
section of our report. We are independent of the Company in accordance with the auditor independence requirements of the
Corporations Act 2001
and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110
Code of Ethics for Professional Accountants (including Independence Standards)
(the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.
We confirm that the independence declaration required by the
Corporations Act 2001
which has been given to the directors of the Company, would be the same terms if given to the directors as at the time of this auditor’s review report.
Material uncertainty relating to going concern
We draw attention to Note 1 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.
BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Responsibility of the directors for the financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the
Corporations Act 2001
and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.
Auditor’s responsibility for the review of the financial report
Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
/s/ BDO
BDO Audit Pty Ltd
/s/ Gareth Few
Gareth Few
Director
28 February 2023